UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3 )*
                                           ---

                             Midisoft Corporation
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  597 413 10 3
                         ----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  597 413 10 3
           ------------
                                     13G/A
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond Bily
         ###-##-####
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
________________________________________________________________________________
               5   SOLE VOTING POWER
  NUMBER OF             57,992
   SHARES      _________________________________________________________________
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY              Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH                57,992
               _________________________________________________________________
               8   SHARED DISPOSITIVE POWER
                        Not Applicable

________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         57,992
________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *
         Not Applicable
________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         00.9%
         (based on Issuer's reported total shares outstanding as of 10/15/97 of 6,359,630)
________________________________________________________________________________
12  TYPE OF REPORTING PERSON *
         IN (Individual)

________________________________________________________________________________

This Amendment No. 3 to the Schedule 13G shows that the Reporting Person's beneficial ownership of common stock (the "Common Stock") of Midisoft Corporation (the "Issuer") has decreased from 19.1% on December 31, 1996 to 00.9% on December 31, 1997. The change in the Reporting Person's beneficial ownership reflects the fact that the Reporting Person sold and gifted 923,008 shares throughout the year, and the fact that the Issuer has issued shares to other parties during this period. These totals do not include 2,000 shares that were owned and sold in 1997 by Margaret Bily, spouse, as to which shares the Reporting Person disclaimed beneficial ownership, voting or dispositive power. On December 31, 1997, Margaret Bily owned no shares of the Issuer.

ITEM 1(a).  NAME OF ISSUER:
         Midisoft Corporation
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         1605 NW Sammamish Rd., Suite 205, Issaquah, WA  98027
ITEM 2(a).  NAME OF PERSON FILING:
         Raymond Bily
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         15513 NE 52nd Street
         Redmond, WA 98052
ITEM 2(c).  CITIZENSHIP:
         USA
ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
         See cover page
ITEM 2(e).  CUSIP NUMBER:
         See cover page

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP
         (a) See Row 9 on Page 2
         (b) See Row 11 on Page 2
         (c) The Reporting Person retains sole voting and dispositive power for all shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  NOT APPLICABLE
ITEM 7.  NOT APPLICABLE
ITEM 8.  NOT APPLICABLE
ITEM 9.  NOT APPLICABLE

ITEM 10.  CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 5, 1998
                              ---------------
                                     Date

                               /S/ Raymond Bily
                              -----------------
                                   Signature